UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

Immunocore Holdings plc

(Name of Issuer)

Ordinary Shares, nominal value £0.002 per share

(Title of Class of Securities)

45258D105**

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

July 15, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

(Continued on the following pages)

(Page 1 of 11 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

**This CUSIP applies to the American Depositary Shares, each representing one Ordinary Share

CUSIP No. 45258D105	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,685,690 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,685,690 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,685,690 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.93% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Includes 2,520,730 Ordinary Shares (“Ordinary Shares”) of Immunocore Holdings plc (the “Issuer”) that are represented by 2,520,730 American Depositary Shares (“ADS”) and 2,164,960 Ordinary Shares issuable upon the conversion of 2,164,960 Non-Voting Ordinary Shares (as defined in Item 4 and subject to the limitations as described in Item 5) directly held by the Funds (as defined below). Each ADS represents 1 Ordinary Share of the Issuer.

(2)	Based on 43,031,223 Ordinary Shares outstanding as of December 31, 2022, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission (“SEC”) on May 5, 2022 plus 2,000,000 ADS issued in the Offering (as defined in Item 4).

CUSIP No. 45258D105	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,685,690 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,685,690 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,685,690 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.93% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 2,520,730 Ordinary Shares that are represented by 2,520,730 ADS and 2,164,960 Ordinary Shares issuable upon the conversion of 2,164,960 Non-Voting Ordinary Shares (as defined in Item 4 and subject to the limitations as described in Item 5) directly held by the Funds (as defined below). Each ADS represents 1 Ordinary Share of the Issuer.

(2)	Based on 43,031,223 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Prospectus filed with the SEC on May 5, 2022 plus 2,000,000 ADS issued in the Offering (as defined in Item 4).

CUSIP No. 45258D105	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,685,690 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,685,690 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,685,690 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.93% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 2,520,730 Ordinary Shares that are represented by 2,520,730 ADS and 2,164,960 Ordinary Shares issuable upon the conversion of 2,164,960 Non-Voting Ordinary Shares (as defined in Item 4 and subject to the limitations as described in Item 5) directly held by the Funds (as defined below). Each ADS represents 1 Ordinary Share of the Issuer.

(2)	Based on 43,031,223 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Prospectus filed with the SEC on May 5, 2022 plus 2,000,000 ADS issued in the Offering (as defined in Item 4).

CUSIP No. 45258D105	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,685,690 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,685,690 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,685,690 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.93% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 2,520,730 Ordinary Shares that are represented by 2,520,730 ADS and 2,164,960 Ordinary Shares issuable upon the conversion of 2,164,960 Non-Voting Ordinary Shares (as defined in Item 4 and subject to the limitations as described in Item 5) directly held by the Funds (as defined below). Each ADS represents 1 Ordinary Share of the Issuer.

(2)	Based on 43,031,223 Ordinary Shares outstanding as of December 31, 2021, as reported in the Issuer’s Prospectus filed with the SEC on May 5, 2022 plus 2,000,000 ADS issued in the Offering (as defined in Item 4).

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively, the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented as follows:

The disclosure in Item 4 below is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

On July 15, 2022, Immunocore Holdings plc (“the Issuer”) entered into a Securities Purchase Agreement (the “SPA”) with the Funds and other investors, related to a private investment in public equity financing (the “Offering”) of an aggregate of 1,733,333 non-voting Ordinary Shares (“Non-Voting Ordinary Shares”) convertible on a 1-for-1 basis into Ordinary Shares of the Issuer (“Ordinary Shares”) without consideration, subject to beneficial ownership limitations described in Items 5 and 6, and 2,000,000 American Depositary Shares (“ADS”). The Non-Voting Ordinary Shares and ADS were sold at a price of $37.50 per share. Each ADS represents one Ordinary Share of the Issuer. The Offering closed on or about July 20, 2022.

Pursuant to the Offering, on July 20, 2022, 667 and Life Sciences purchased 111,820 and 1,221,513 Non-Voting Ordinary Shares, respectively, at the offering price of $37.50 per share, totaling 1,333,333 Non-Voting Ordinary Shares in the aggregate. Each of the Funds purchased Non-Voting Ordinary Shares with their working capital.

Pursuant to a letter agreement between the Funds and the Issuer dated as of January 22, 2021, and as modified by a waiver agreement between the Issuer and the Funds dated February 3, 2021, effective May 10, 2021 and continuing until such time as the Funds no longer hold at least 75% of the 1,663,255 Ordinary Shares, represented by 831,628 ADS and 831,627 Non-Voting Ordinary Shares (as defined below), that were issued upon conversion of 55,884 Series A Preferred Shares of the Issuer, 274,574 Series C Preferred Shares of the Issuer and 2,193 pre initial public offering Ordinary Shares of the Issuer in connection with the IPO, the Issuer shall, at any time that a representative of the Funds is not serving on the Issuer’s Board of Directors (the “Board”), either, at the Funds’ election: (1) recommend that its shareholders vote in favor of any resolution of the shareholders proposed at an annual general meeting of the Issuer to elect or re-elect a representative of the Funds as a director of the Issuer; or (2) invite a representative of the Funds to attend all meetings of the Board in a nonvoting observer capacity and give such representative copies of all notices, minutes, consents, and other material that it provides to its directors.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities.  The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, convert of some or all of the Non-Voting Ordinary Shares (as defined in Item 6 below) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

The information in Item 4 is incorporated herein by reference.

Set forth below is the aggregate number of shares of Ordinary Shares represented by ADS directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as Ordinary Shares that may be acquired upon exercise of Non-Voting Ordinary Shares (as defined in Item 6 below), subject to the limitation on exercise described below.

Name	Ordinary Shares	Non-Voting Ordinary Shares
667, L.P.	186,127	173,907
Baker Brothers Life Sciences, L.P.	2,334,603	1,991,053
Total	2,520,730	2,164,960

The Non-Voting Ordinary Shares are only convertible on a 1-for-1 basis into Ordinary Shares to the extent that after giving effect to such conversion the holders thereof, their affiliates and any person who are members of a Section 13(d) group with the holders or its affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 9.99% of the outstanding Ordinary Shares (“Beneficial Ownership Limitation”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.9%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of Ordinary Shares that may be issued upon conversion of the Non-Voting Ordinary Shares by the above holders may change depending upon changes in the outstanding Ordinary Shares.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, the Funds, and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

(c) The information in Item 4 is incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 4 is incorporated herein by reference.

SPA

On July 15, 2022, the Issuer entered into the SPA with the Funds and other investors in conjunction with the Offering, in connection with which 667 and Life Sciences purchased 111,820 and 1,221,513 Non-Voting Ordinary Shares, respectively, totaling 1,333,333 Non-Voting Ordinary Shares in the aggregate. The SPA contains customary representations, warranties, and agreements by the Issuer and the Funds and customary conditions to closing. The Offering closed on or about July 20, 2022.

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA, which is incorporated by reference as Exhibit 99.1 hereto and is incorporated herein by reference.

Beneficial Ownership Conversion Limitations Agreement

On July 15, 2022, the Issuer and the Funds entered into a letter agreement (the “July 2022 Beneficial Ownership Agreement”) pursuant to which the Funds irrevocably waived any right to increase the Beneficial Ownership Limitation contained in Article 2 of the Issuer’s Article of Association adopted by a special resolution effective on February 3, 2021 (the “Articles”) upon less than 61 days’ prior written notice to Issuer, and the Issuer acknowledged and agreed that it would disregard any such purported increase in the Beneficial Ownership Limitation that is putatively effected by the Funds without 61 days’ prior written notice to the Issuer. The parties also agreed that, when determining the beneficial ownership of the Funds for these purposes, they would determine beneficial ownership in accordance with Regulation 13D-G, which provides for, among other things, the aggregation of holdings of affiliates and any member of a “group” within the meaning of Section 13(d) of the Exchange Act.

The foregoing description of the July 2022 Beneficial Ownership Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the July 2022 Beneficial Ownership Agreement, which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Registration Rights Agreement

On July 15, 2022, in conjunction with the SPA, the Funds and other investors entered into a Registration Rights Agreement with the Issuer. Under the Registration Rights Agreement, no later than September 30, 2022, the Issuer shall use reasonable best efforts to prepare and file with the Securities & Exchange Commission (the “SEC”) one registration statement (the “Registration Statement”) covering the resale of the following securities: (i) the ADS, (ii) the Non-Voting Ordinary Shares, and (iii) any ADS issued following a re-designation of Non-Voting Ordinary Shares as Ordinary Shares in accordance with the provisions of the Articles, in each case that were sold pursuant to the SPA (collectively, the “Registrable Securities”).

Each investor signatory to the Registration Agreement is additionally permitted: (i) one public offering of Registrable Securities pursuant to an effective registration statement (other than pursuant to a registration statement on Form F-4, Form S-4 or S-8 or any similar or successor form) which requires the signatories to the Registration Statement and the Issuer to enter into an underwriting agreement (each an “Underwritten Offering”) per calendar year, but no more than three Underwritten Offerings in total under the term of the Registration Rights Agreement, (ii) no more than two offerings of Registrable Securities in which there will be a sales agent acting on behalf of the selling investors and which requires both the investor signatories to the Registration Rights Agreement and the Issuer to enter into a block trade sale agreement (each a “Block Trade”) in total under the term of the Registration Rights Agreement, and (iii) no more than two Underwritten Offerings or Block Trades in any twelve (12)-month period, to effect the sale or distribution of Registrable Securities.

The investor signatories’ rights to demand the registration of the Registrable Securities under the Registration Rights Agreement terminate upon the earlier to occur of: (i) all such Registrable Securities having been sold pursuant to an effective Registration Statement; (ii) such Registrable Securities having been sold by the investor signatories to the Registration Rights Agreement pursuant to Rule 144 (or another similar rule); (iii) at any time after any of the investor signatories to the Registration Rights Agreement become an affiliate of the Issuer, such Registrable Securities may be freely resold by such investor holding such Registrable Securities without affiliate limitations as to volume or manner of sale pursuant to Rule 144 and without regard to compliance with any “current public information” requirement; or (iv) July 15, 2026.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.3 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
99.1	Securities Purchase Agreement, by and between 667, L.P., Baker Brothers Life Sciences, L.P., Immunocore Holdings plc, and certain others, dated as of July 15, 2022 (incorporated by reference to Exhibit 99.1 of the Issuer’s Form 6-K filed with the SEC on July 20, 2022).
99.2	Letter Agreement by and between 667, L.P., Baker Brothers Life Sciences, L.P., and Immunocore Holdings Limited, dated as of July 15, 2022.
99.3	Registration Rights Agreement, by and between 667, L.P., Baker Brothers Life Sciences, L.P., Immunocore Holdings plc, and certain others, dated as of July 15, 2022 (incorporated by reference to Exhibit 99.2 of the Issuer’s Form 6-K filed with the SEC on July 20, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 20, 2022

`

BAKER BROS. ADVISORS LP

By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker